

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 29, 2016

Ruben Yakubov
President
Agora Holdings, Inc.
170 Rimrock Road, Unit #2
North York, Ontario, Canada M3J 3A6

Re: Agora Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 20, 2016
File No. 000-55686

Dear Mr. Yakubov:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications